Exhibit 12.1

Masimo Corporation Ratio of Earnings to Fixed Charges (Dollars in thousands)

	Fiscal Year Ended
	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013	December 31, 2012
Ratio of earnings to fixed charges:
Income before provision for income taxes	$418,341	$116,345	$102,041	$75,726	$83,821
Fixed charges	5,140	5,523	3,381	2,705	2,514
Noncontrolling interests in pre-tax (income) loss	—	1,757	2,350	607	744
Total earnings	$423,481	$123,625	$107,772	$79,038	$87,079
Fixed charges
Interest expensed	$3,261	$3,493	594	$28	$44
Estimate of interest within rental expense	1,879	2,030	2,787	2,677	2,470
Total fixed charges	$5,140	$5,523	$3,381	$2,705	$2,514
Ratio of earnings to fixed charges	82.39	22.38	31.88	29.22	34.64

In the periods presented, there were no shares of preferred stock outstanding and no dividends paid on preferred stock. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.